                                                    Pursuant to Rule 424(b)(3)
                                                    Registration No. 33-60827

PRICING SUPPLEMENT NO. 3
(To Prospectus Dated February 20, 1996 and
Prospectus Supplement Dated June 11, 1996)

                               U.S. $100,000,000

                       American International Group, Inc.
                          Medium Term Notes, Series E
           2 1/4% Cash Exchangeable Equity-Linked Notes Due July 30, 2004
            exchangeable into the cash value of Common Stock of AIG
                    Interest payable January 30 and July 30

                     Issue Price: 100% of Principal Amount
                          ---------------------------

    Interest will accrue on the Notes at the rate of 2 1/4% per annum and will be payable on January 30 and July 30 of each year, commencing January 30, 1998. The Notes will mature on the earlier of (i) July 30, 2004 (the "Stated Maturity Date"), subject to the occurrence of certain Non-Trading Days (defined herein) but in no event later than August 6, 2004 (such date of maturity as it may be extended is hereinafter referred to as the "Maturity Date") and (ii) the Business Day (defined herein) immediately preceding any Delisting Date (defined herein). On the Maturity Date or the Delisting Date, a holder will be entitled to receive an amount equal to the greater of (A) the principal amount of such Note (the "Principal Amount") (together with the accrued and unpaid interest thereon, if any) and (B) the product of the Exchange Rate (defined below) and the average Closing Price (defined herein) per share of the Common Stock of American International Group, Inc. ("AIG") for the five Trading Days ending on the second Business Day immediately prior to the Maturity Date or the Delisting Date, as the case may be. "Exchange Rate" means, with respect to any Note,
757.2316 shares of AIG Common Stock per $100,000 Principal Amount. The Notes are redeemable at the option of AIG, as a whole but not in part, at any time on or after July 30, 2000 at the greater of (A) the Principal Amount of such Note (together with the accrued and unpaid interest thereon, if any) and (B) the sum of (x) the product of the Exchange Rate and the average Closing Price per share of AIG Common Stock for the five Trading Days ending on the second Business Day immediately prior to the Redemption Date (as defined), plus (y) an amount equal to the dividends (regular or extraordinary) that would have been received by a holder of shares of AIG Common Stock on any record date occurring during the period commencing on the day that the Notes are called for redemption and ending on the second Business Day immediately prior to the Redemption Date. At any time on or after September 30, 1997, up to and including July 21, 2004, unless previously redeemed, Notes may be exchanged into an amount (the "Exchange Amount") equal to the greater of (A) the product of the Exchange Rate and the Closing Price per share of AIG Common Stock on the Trading Day on or immediately following (depending on the time of receipt of the Exchange Notice (defined herein)) the Exchange Notice Date and (B) the Discounted Amount (defined herein). The Notes will be issued in denominations of $100,000 and integral multiples of $10,000 in excess thereof. The Closing Price of AIG Common Stock on July 31, 1997 was $106.50 per share.

    THE NOTES ARE EXCHANGEABLE SOLELY FOR CASH OR PAYABLE IN CASH AT MATURITY OR UPON REDEMPTION. THE NOTES DO NOT REPRESENT ANY RIGHT TO RECEIVE ANY AIG COMMON STOCK OR OTHER SECURITIES. THE PRICE OF AIG COMMON STOCK SERVES SOLELY AS THE INDEX TO DETERMINE THE EXCHANGE AMOUNT, THE REDEMPTION AMOUNT OR THE MATURITY AMOUNT APPLICABLE TO THE NOTES, WHICH ARE IN EACH CASE PAYABLE IN CASH ONLY.

      SEE "RISK FACTORS" HEREIN BEGINNING ON PAGE 6 FOR CERTAIN INFORMATION RELEVANT TO AN INVESTMENT IN THE NOTES.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
   UPON THE ACCURACY OR ADEQUACY OF THIS PRICING SUPPLEMENT OR THE PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

================================================================================================================
                                                     Price to             Underwriting            Proceeds to
                                                    Public(1)     Discounts and Commissions(2)       AIG(3)
----------------------------------------------------------------------------------------------------------------
Per Note........................................       100%                     2.00%                98.00%
----------------------------------------------------------------------------------------------------------------
Total(3)........................................   $100,000,000            $2,000,000             $98,000,000
================================================================================================================

 1.  Plus accrued interest, if any, from August 5, 1997.
 2. AIG has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Plan of Distribution".
 3. AIG has granted the Underwriter an option, exercisable within 30 days after the date of this Pricing Supplement, to purchase up to $15,000,000 Principal Amount of Notes, on the same terms as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the Price to Public, Underwriting Discounts and Commissions and Proceeds to AIG will be $115,000,000, $2,300,000 and $112,700,000, respectively. See "Plan of Distribution".
                          ---------------------------

    The Notes are offered by the Underwriter, subject to prior sale, when, as and if issued to and accepted by the Underwriter, subject to approval of certain legal matters by counsel for the Underwriter and certain other conditions. The Underwriter reserves the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that the Notes will be delivered in book-entry form only through the facilities of DTC on or about August 5, 1997, against payment therefor in immediately available funds.
                          ---------------------------
                                 UBS Securities
             The date of this Pricing Supplement is July 31, 1997.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE NOTES OR AIG COMMON STOCK. SPECIFICALLY, THE UNDERWRITER MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR, AND PURCHASE, NOTES OR AIG COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION". THE UNDERWRITER IS NOT REQUIRED TO ENGAGE IN THESE ACTIVITIES, AND MAY END ANY OF THESE ACTIVITIES AT ANY TIME.

     Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Prospectus Supplement or the Prospectus, as the case may be.

GENERAL

     Agent's capacity:
          [ ] As Agent
          [X] As Principal (see below)

     If as Principal:
          [ ] The Note is being offered at varying prices related to prevailing market prices at the time of resale.
          [X] The Note is being offered at a fixed initial public offering price of 100% of Principal Amount.

     Form:
          [X] Book Entry
          [ ] Certificated

     Specified currency:
          U.S. Dollars

     Indexed Notes:
          [X] Yes
          [ ] No, see Attachment

     The terms of the Notes set forth in this Pricing Supplement, dated July 31, 1997, supplement, and to the extent inconsistent therewith, replace the description of the general terms and provisions of the Series E Notes set forth in the Prospectus Supplement, dated June 11, 1996, to which this Pricing Supplement relates.

INTEREST

     [X] Fixed Rate Note (other than Amortizing or Zero-Coupon Note):

     Interest on the Notes will be calculated on a 30/360 basis and will be payable semiannually in arrears on each January 30 and July 30, commencing January 30, 1998, through and including the Maturity Date (each, an "Interest Payment Date"), and the Regular Record Date in respect of each Interest Payment Date will be the 15th day (whether or not a Business Day) of the month in which such Interest Payment Date occurs.

EARLY REDEMPTION AND/OR REPAYMENT, AND OPTIONAL EXTENSION OF MATURITY DATE, RESETS AND PAYMENT CURRENCY

     Early redemption at AIG's option:
          [ ]  No
          [X]  Yes, see Attachment

     Early repayment at Holder's option:
          [ ]  No
          [X]  Yes, see Attachment

     Option to extend Maturity Date:
          [X]  No
          [ ]  Yes

     Option to reset interest rate:
          [X]  No
          [ ]  Yes

                                   ATTACHMENT

     THE NOTES ARE EXCHANGEABLE SOLELY FOR CASH OR PAYABLE IN CASH AT MATURITY OR UPON REDEMPTION. THE NOTES DO NOT REPRESENT ANY RIGHT TO RECEIVE ANY AMERICAN INTERNATIONAL GROUP, INC. ("AIG") COMMON STOCK OR OTHER SECURITIES. THE PRICE OF AIG COMMON STOCK SERVES SOLELY AS AN INDEX USED TO DETERMINE THE EXCHANGE AMOUNT, THE REDEMPTION AMOUNT OR THE MATURITY AMOUNT APPLICABLE TO THE NOTES, WHICH ARE IN EACH CASE PAYABLE IN CASH ONLY.

     The 2 1/4% Cash Exchangeable Equity-Linked Notes Due July 30, 2004 (the "Notes") of AIG will mature on the earlier of (i) July 30, 2004 (subject to extension upon the occurrence of certain Non-Trading Days (as defined below)) and (ii) the Business Day immediately preceding any Delisting Date (as defined below), but in no event later than August 6, 2004. The "Delisting Date" will be the first date on which AIG Common Stock is not listed on any U.S. national securities exchange or U.S. national market system subject to last sale reporting or is permanently suspended from trading on each such securities exchange and market system on which it is then listed.

     Accrued interest will be included in the Maturity Amount or Redemption Amount paid at the Maturity Date, Delisting Date or Redemption Date; provided, that no accrued interest shall be paid on a Note if the Maturity Amount or Redemption Amount, as applicable, is calculated in accordance with clause (B) of the definition thereof. If the Stated Maturity Date is extended, as provided under "Description of the Notes -- Maturity Amount", the Notes will continue to accrue interest until the principal amount is paid at maturity and the final Interest Payment Date will be adjusted accordingly.

     On the Maturity Date or the Delisting Date, a holder of a Note that has not previously given a valid Exchange Notice as discussed below under "Description of the Notes -- Exchange Notice" will be entitled to receive an amount (the "Maturity Amount") equal to the greater of (A) the Principal Amount of such Note (together with the accrued and unpaid interest thereon, if any) and (B) the product of the Exchange Rate (as defined herein) and the average Closing Price per share of AIG Common Stock for the five Trading Days ending on the second Business Day immediately prior to the Maturity Date or the Delisting Date, as the case may be.

     The Notes will be effectively repayable at the option of the holder thereof, since they may be exchanged, subject to certain limitations, at any time on or after September 30, 1997, into the cash Exchange Amount (determined as provided herein under "Description of the Notes -- Exchange Amount") at the option of the holder on any Exchange Notice Date (as defined herein) by such holder giving written notice to the Calculation Agent on behalf of AIG (the "Exchange Notice") in the manner set forth herein.

     The Notes may be redeemed, at the option of AIG, as a whole but not in part, at any time on or after July 30, 2000 at the greater of (A) the Principal Amount of such Note (together with the accrued and unpaid interest thereon, if any) and (B) the sum of (x) the product of the Exchange Rate and the average Closing Price per share of AIG Common Stock for the five Trading Days ending on the second Business Day immediately prior to the Redemption Date, plus (y) an amount equal to the dividends (regular or extraordinary) that would have been received by a holder of the shares of AIG Common Stock underlying a Note, who held such AIG Common Stock on any record date occurring during the period commencing on the day that the Notes are called for redemption and ending on the second Business Day immediately prior to the Redemption Date (the "Redemption Amount").

     Notwithstanding anything to the contrary contained in this Pricing Supplement, in no event will the Maturity Amount payable on the Maturity Date or the Delisting Date or the Redemption Amount payable on the Redemption Date be less than the Principal Amount of such Note. The Exchange Amount payable on any Exchange Payment Date may be less than the Principal Amount of such Note, but in no event will be less than the Discounted Amount.

     For purposes of this Pricing Supplement, (i) the "Redemption Commencement Date" of the Notes is July 30, 2000; (ii) the "Redemption Prices" are as set forth below under "Description of the Notes --

Redemption by AIG"; and (iii) the "Redemption Period" is the period from July 30, 2000 to the Maturity Date.

                              RECENT DEVELOPMENTS

     On July 24, 1997, AIG reported that its net income for the second quarter of 1997 increased 14.1 percent to $826.5 million, compared to $724.4 million in the second quarter of 1996. For the first six months of 1997, net income totalled $1.61 billion, an increase of 15.2 percent compared to $1.40 billion in the same period of 1996. Adjusted to exclude realized capital gains, net of taxes, 1997 second quarter and six months net income was $811.4 million and $1.56 billion, respectively, compared to $712.6 million and $1.36 billion, respectively, for the same periods in 1996. Reported income per share, after giving effect to AIG's three-for-two split in the form of a 50 percent stock dividend, paid July 25, 1997, was $1.18 and $2.29, respectively, for the second quarter and first six months of 1997, compared to $1.03 and $1.97 for the same periods in 1996. At June 30, 1997, AIG's consolidated assets and shareholders' equity approximated $156 billion and $23.0 billion, respectively.

                                  RISK FACTORS

     The Notes to which this Pricing Supplement relates are "Indexed Series E Notes" as described in the Prospectus Supplement and are subject to various risks, including, but not limited to, the following:

PAYMENT UPON EXCHANGE

     If an Exchange Notice is given on an Exchange Notice Date at or after the Daily Deadline (as such terms are defined below under "Description of the Notes -- Definitions"), the Exchange Amount will be based upon the Closing Price per share of AIG Common Stock on the Trading Day immediately following such Exchange Notice Date. Such Closing Price could be lower than the Closing Price on the Exchange Notice Date, as a result of which a holder of a Note will be entitled to receive on the Exchange Payment Date an Exchange Amount which is less than the amount which would have been received had the Exchange Notice been given prior to the Daily Deadline on such Exchange Notice Date. No Exchange Notice may be given after the Daily Deadline on the Final Exchange Notice Date. See "Description of the Notes -- Exchange Notice".

     In addition, as described below under "Description of the Notes -- Exchange Amount", the Exchange Amount payable on any Exchange Payment Date will equal the greater of the "Exchange Value" and the "Discounted Amount", which may in each case represent an amount less than the Principal Amount of the Notes.

VALIDITY OF AN EXCHANGE NOTICE

     To be valid an Exchange Notice in the form attached as Appendix I must be given precisely as required, and must be given through the facilities of the Depositary by the beneficial owner of the Notes to be exchanged. Exchange Notices must be given to the Calculation Agent which will provide copies to AIG and to the Trustee. Exchange Notices which do not conform to the requirements of the form of Exchange Notice attached hereto as Appendix I or which are delivered after the Daily Deadline on the Final Exchange Notice Date (each as defined below) will not be valid. Accordingly, once the Notes have been called for redemption, an Exchange Notice may not be given. Any question as to the validity of an Exchange Notice will be determined by the Calculation Agent in its sole discretion. See "Description of the Notes -- Exchange Notice". Copies of the Calculation Agency Agreement are available upon request from the Calculation Agent.

RELATIONSHIP OF NOTES AND AIG COMMON STOCK; HEDGING ARRANGEMENTS

     The Notes are exchangeable solely for cash and are payable in cash at maturity or upon redemption or exchange and do not represent any right to receive any AIG Common Stock or other securities. The price of AIG Common Stock serves solely as an index used to determine the Exchange Amount, the Redemption Amount or the Maturity Amount applicable to the Notes, in each case as described in this Pricing Supplement.

     The market price of the Notes may be affected by a variety of factors, including, without limitation, possible changes in interest rates. In particular, the market price of the Notes can be expected to be affected primarily by changes in the price of AIG Common Stock. Certain historical price information for AIG Common Stock is indicated below under "AIG Historical Information". As the Exchange Amount, Redemption Amount and Maturity Amount will in each case be calculated by reference to the Closing Prices of AIG Common Stock, the Exchange Amount, Redemption Amount and Maturity Amount of the Notes can be expected to be adversely affected by volatility in the price of AIG Common Stock.

     AIG has entered into hedging arrangements with Union Bank of Switzerland, London Branch ("UBS"), an affiliate of the Underwriter, in connection with AIG's obligations under the Notes. In connection therewith, the Underwriter on behalf of UBS has purchased shares of AIG Common Stock and may purchase or enter into transactions with respect to AIG Common Stock or other securities of AIG or listed or over-the-counter options on AIG Common Stock, in secondary market transactions at or before the time of the pricing of the Notes, and is likely to sell shares of AIG Common Stock or such other securities or options or liquidate any related hedge positions at or about the time the Closing Price is determined for purposes of calculating the Exchange Amount, Redemption Amount or Maturity Amount. UBS, directly or through its affiliates, is likely to modify its hedge position throughout the life of the Notes by purchasing and selling shares of AIG Common Stock or such other securities or options. As in the past, AIG intends to continue its practice of acquiring AIG Common Stock to satisfy its obligations under various employee benefit plans and for other purposes. Therefore, AIG expects to enter into transactions relating to such practice during the term of the Notes. The effect, if any, of such arrangements and activities on the market price of AIG Common Stock or the Notes will depend in part upon market conditions and cannot be ascertained at this time, but any of these activities could affect the value of AIG Common Stock and could affect the value of the Notes, the Exchange Amount payable on the Exchange Payment Date, the Maturity Amount payable on the Delisting Date or the Maturity Date and/or the Redemption Amount payable on the Redemption Date.

     In addition, during the life of the Notes, the Underwriter and its affiliates may engage in trading in AIG Common Stock for their proprietary accounts, for other accounts under their management and to facilitate transactions (including block transactions) on behalf of customers. The Underwriter and its affiliates may also issue or underwrite other securities or financial instruments with returns indexed to changes in the value of the AIG Common Stock. Such trading, issuance or underwriting could affect the value of AIG Common Stock and the Notes.

     To the extent that AIG or one or more of its subsidiaries has a position in arrangements related to AIG Common Stock or AIG continues its past practice of acquiring AIG Common Stock, AIG or one or more of its subsidiaries may reduce a portion of these arrangements or AIG may acquire AIG Common Stock at or about the time that the Exchange Amount, Redemption Amount or Maturity Amount on the Notes is being determined. Depending on, among other things, future market conditions, the aggregate amount and the composition of such positions and the aggregate amount of any such acquisitions are likely to vary over time. The effect, if any, on the market price of AIG Common Stock of such activities cannot be ascertained at this time.

     It is impossible to predict whether the price of AIG Common Stock will rise or fall. Trading prices of AIG Common Stock will be influenced by AIG's financial results and prospects and by complex and interrelated political, macro-economic, financial and other factors that affect capital markets generally, as well as the market segment of which AIG Common Stock is a part.

POSSIBLE ILLIQUIDITY OF NOTES; SECONDARY TRADING IN THE NOTES

     It is not possible to predict whether a secondary market for the Notes will develop or how the Notes will trade in any market that does develop. UBS Securities LLC intends, but is not obligated, to make a market in the Notes. The spread between bid and asked prices for Notes in any such market may be different than the spread between bid and asked prices for AIG Common Stock.

DILUTION

     The Closing Prices of AIG Common Stock used to calculate the Exchange Amount payable on the Exchange Payment Date, the Maturity Amount payable on the Delisting Date or the Maturity Date and the Redemption Amount payable on the Redemption Date are subject to adjustment for certain events arising from stock splits and combinations, stock dividends, extraordinary cash dividends and certain other events that affect AIG's capital structure. See "Description of the Notes -- Anti-Dilution Adjustments" below. Such Closing Prices will not be adjusted for other events, such as offerings of AIG Common Stock for cash or other consideration or an issuer tender or exchange offer for some but not all of the shares of AIG Common Stock outstanding at such time at a premium to the then current market price, that may adversely affect the price of AIG Common Stock and, therefore, adversely affect the trading price of the Notes. There can be no assurance that AIG will not make offerings of AIG Common Stock in the future or effect an issuer tender or exchange offer or take any other action which adversely affects the value of the Notes but does not result in an anti-dilution adjustment.

                            DESCRIPTION OF THE NOTES

                                  DEFINITIONS

     "AIG Common Stock" means the common stock, par value $2.50 per share, of AIG (including successor entities).

     "Business Day" means any day that is not a Saturday, a Sunday or a day on which the New York Stock Exchange, Inc. ("NYSE") (or, if different, the principal securities exchange or national market system on which AIG Common Stock is then listed) or banking institutions or trust companies in The City of New York are authorized or obligated by law or executive order to close.

     "Calculation Agency Agreement" means the Calculation Agency Agreement, dated as of July 31, 1997 among AIG, the Calculation Agent, and The Bank of New York, as Floating Rate Calculation Agent.

     "Calculation Agent" means UBS Securities LLC.

     "Closing Price" means, with respect to any security on any date, the closing sale price or last reported sale price for the security on the principal national securities exchange on which such security is listed for trading on such date or, in the event such security is not listed on any national securities exchange, on the National Market System of the NASD on any such date or, in the event such security is not quoted through the National Market System of the NASD on any such date, on such other U.S. national market system that is the primary market for the trading of such security, subject to adjustment as described under "Anti-Dilution Adjustments".

     "Daily Deadline" means, for any date, 12:00 noon New York City time on such date.

     "Delisting Date" means the first date on which AIG Common Stock is not listed on any U.S. national securities exchange or U.S. national market system subject to last sale reporting or is permanently suspended from trading (within the meaning of the Exchange Act, and the rules and regulations thereunder) on each such securities exchange and market system on which it is then listed, other than as a result of a Reorganization Event. AIG will promptly notify each holder (if it is a DTC participant, or the DTC participant on whose books such Note is carried if the holder is not a DTC participant) of the occurrence of a Delisting Date.

     "Discounted Amount" means, with respect to a Note, the present value, as determined by the Calculation Agent, of the Principal Amount of such Note payable at the Maturity Date discounted to the Exchange Notice Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Funding Rate.

     "Exchange Rate" means, with respect to any Note, 757.2316 shares of AIG Common Stock per $100,000 Principal Amount.

     "Funding Rate" means, for any Exchange Notice Date, a rate determined by the Calculation Agent equal to the arithmetic mean of the implied discount rates determined from the bid side quotations received by approximately 4:00 p.m. New York City time on such date from three independent dealers for fixed income corporate debt selected by the Calculation Agent for a hypothetical zero coupon unsecured and unsubordinated debt security issued by AIG in a principal amount equal to the original amount of the Notes and having a term equal to the term from and including the relevant Exchange Notice Date to but excluding the Stated Maturity Date of the Notes. If at least two quotations are provided, then the rate will be the arithmetic mean of the quotations provided. If fewer than two quotations are provided, then the rate shall be determined by the Calculation Agent acting in good faith in a commercially reasonable manner.

     "Original Issue Date" means August 5, 1997.

     "Trading Day" means, with respect to any security, a Business Day on which the security (A) is not suspended from trading on any U.S. national securities exchange or U.S. national market system during the last half hour of scheduled trading on such Business Day and (B) has traded at least once during the last half hour of scheduled trading on such Business Day on the U.S. national securities exchange or U.S. national market system that is the primary market for the trading of such security.

CALCULATION AGENT

     All determinations made by the Calculation Agent shall be at the sole discretion of the Calculation Agent and, in the absence of manifest error, shall be conclusive for all purposes and binding on AIG and the holders of Notes, and the Calculation Agent shall have no liability therefor. All results of any calculation of the Exchange Amount, the Redemption Amount or the Maturity Amount will be rounded, if necessary, to the nearest one-one-hundred-thousandth of a percent (with five one-millionths of a percentage point being rounded downward).

MATURITY AMOUNT

     The Notes will mature on the Stated Maturity Date, subject to extension as hereinafter described (such date of maturity as it may be extended is herein referred to as the "Maturity Date"). In the event that any of the five successive Business Days ending on the second Business Day prior to the Stated Maturity Date is not a Trading Day (a "Non-Trading Day"), the date of maturity will be extended one Trading Day for each such Non-Trading Day; provided, however, that in no event will the Maturity Date be later than August 6, 2004. The Notes will continue to accrue interest until the Principal Amount of the Notes is paid at maturity, which, in the event that the maturity of the Notes is extended as a result of a Non-Trading Day, will be payable to the holders of Notes on the Maturity Date; provided, that no accrued interest shall be paid on a Note if the Maturity Amount is calculated in accordance with clause (B) of the definition of Maturity Amount in the next succeeding paragraph. The Calculation Agent shall notify each holder of a Note through the facilities of the Depositary of such extension of the date of maturity.

     On the Maturity Date, the holder of a Note that has not previously given an Exchange Notice as discussed below under "Exchange Notice" will be entitled to receive an amount (the "Maturity Amount") equal to the greater of (A) the Principal Amount of such Note (together with the accrued and unpaid interest thereon, if any) and (B) the product of the Exchange Rate and the average Closing Price per share of AIG Common Stock for the five Trading Days ending on the second Business Day immediately prior to the Maturity Date (the "Averaging Period").

     Notwithstanding anything to the contrary contained in this Pricing Supplement, in no event will the Maturity Amount payable on the Maturity Date with respect to a Note be less than the Principal Amount of such Note.

DELISTING OF AIG COMMON STOCK

     If not previously repaid, the Notes will mature on the Business Day immediately preceding any Delisting Date. The amount to which the holder of a Note will be entitled if a Delisting Date occurs shall be calculated as described under "Description of the Notes -- Maturity Amount", above, with the Delisting Date substituted for the Maturity Date. Notice of any Delisting Date will be given through the facilities of the Depositary by the Calculation Agent. Any questions relating to the occurrence of a Delisting Date will be resolved by the Calculation Agent in its sole discretion.

INTEREST

     Interest will accrue on the Principal Amount of the Notes at the rate per annum specified above from and including the Original Issue Date to but excluding the Maturity Date, Delisting Date or Redemption Date, as the case may be; provided, however, that, if any Note is exchanged into the Exchange Amount, no interest shall be deemed to have accrued on such Note from the Interest Payment Date immediately preceding the Exchange Payment Date to the Exchange Payment Date, and provided, further, that if the Maturity Amount or Redemption Amount is calculated in accordance with clause (B) of the definitions thereof, no interest shall be deemed to have accrued and no interest shall be paid on such Note from the Interest Payment Date immediately preceding the Maturity Date, Delisting Date or Redemption Date, as applicable, to such date. Interest on the Notes will be payable semiannually on January 30 and July 30 in each year and on the Maturity Date, Delisting Date or Redemption Date, commencing on January 30, 1998, or if any such day is not a Business Day, the next succeeding Business Day (each, an "Interest Payment Date").

EXCHANGE NOTICE

     Notes may be exchanged into the Exchange Amount (calculated in the manner set forth below) at the option of the holder thereof as follows: On any Trading Day (each such Trading Day being an "Exchange Notice Date") on or prior to the Trading Day prior to the first day of an Averaging Period and prior to the date on which the Notes have been called for redemption (the "Final Exchange Notice Date"), the holder of a Note (if it is a DTC participant, or the DTC participant on whose books such Note is carried if the holder is not a DTC participant) may give notice to the Calculation Agent, who will provide copies to AIG and the Trustee, in writing (by hand c/o UBS Securities LLC, 299 Park Avenue, New York, New York or by facsimile at (212) 223-2815, in each case c/o Gale Herzing) in the form attached hereto as Appendix I, that such holder elects to exchange such Note or a specified portion thereof for the Exchange Amount. Notes may only be exchanged in a minimum amount of $100,000 and integral multiples of $10,000 in excess thereof. No Exchange Notice will be accepted after the Daily Deadline on the Final Exchange Notice Date. Accordingly, once the Notes have been called for redemption, an Exchange Notice may not be given. The Calculation Agent will provide any holder of a Note, through the facilities of the Depositary, with information about the current delivery requirements for Exchange Notices upon request. If the delivery instructions for an Exchange Notice are changed, the Calculation Agent will notify each holder of a Note, through the facilities of the Depositary, of such revised delivery instructions. Exchange Notices must be given by facsimile or by hand delivery to the precise facsimile number or individuals specified by the Calculation Agent and should be confirmed by telephone. Once given, an Exchange Notice may not be withdrawn or revoked without the consent of the Calculation Agent. Any question as to the validity of an Exchange Notice or as to whether such notice has been properly and timely given will be resolved by the Calculation Agent in its sole discretion. Copies of the Calculation Agency Agreement are available upon request from the Calculation Agent.

BOOK-ENTRY NOTES

     Beneficial interests in the global securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants (including the Euroclear System ("Euroclear") and Cedel Bank, societe anonyme ("Cedel")). Holders of the Notes who hold through Cedel or Euroclear should consult with their custodians and/or with Cedel or Euroclear to determine the mechanics of timely exchange notices.

EXCHANGE AMOUNT

     On the Exchange Payment Date, as defined below, the holder of a Note will be entitled to receive an amount (the "Exchange Amount") equal to the greater of
(A) the Exchange Value, as defined below and (B) the Discounted Amount. The "Exchange Value" will be determined as follows: (1) if the Exchange Notice is received before the Daily Deadline on any Exchange Notice Date, the Exchange Value will be equal to the product of the Exchange Rate and the Closing Price per share of AIG Common Stock on such Exchange Notice Date; and (2) if the Exchange Notice is received at or after the Daily Deadline on any Exchange Notice Date, the Exchange Value will be equal to the product of the Exchange Rate and the Closing Price per share of AIG Common Stock on the Trading Day immediately following such Exchange Notice Date. An Exchange Notice may not be given after the Daily Deadline on the Final Exchange Notice Date.

     On the third Business Day following the applicable Exchange Notice Date (the "Exchange Payment Date"), the holder of a Note will be entitled to receive the Exchange Amount solely in cash. If a valid Exchange Notice has not been received before the Daily Deadline on the Final Exchange Notice Date, the holder will be entitled to receive the Maturity Amount on the Maturity Date.

REDEMPTION BY AIG

     The Notes are redeemable, at the option of AIG as a whole but not in part, on any date on or after July 30, 2000 (the "Redemption Date") at the Redemption Amount.

     In the event that AIG exercises its option to redeem the Notes, AIG will give written notice through DTC to the holders of the Notes not less than 15 days nor more than 30 days prior to the Redemption Date. All notices of redemption will be made in the name, and at the expense, of AIG. Once the Notes have been called for redemption, an Exchange Notice may not be given.

     Notwithstanding anything to the contrary contained in this Pricing Supplement, in no event will the Redemption Amount payable on the Redemption Date with respect to a Note be less than the Principal Amount of such Note.

ANTI-DILUTION ADJUSTMENTS

     The Closing Price of AIG Common Stock on any of the Trading Days used to calculate the Exchange Amount, Redemption Amount or Maturity Amount shall be subject to adjustment by the Calculation Agent as described below to the extent that any of the events requiring such adjustment occurs during the period commencing on the date of this Pricing Supplement and ending on such Trading Day. All determinations made by the Calculation Agent shall be at the sole discretion of the Calculation Agent and, in the absence of manifest error, shall be conclusive for all purposes and binding on AIG and the holders of Notes, and the Calculation Agent shall have no liability therefor.

AIG COMMON STOCK DIVIDENDS AND EXTRAORDINARY DIVIDENDS AND DISTRIBUTIONS

     In the event that a dividend or other distribution is declared (i) on any class of AIG capital stock, payable in shares of AIG Common Stock, (ii) on AIG Common Stock payable in cash in an amount greater than 10% of the Closing Price of AIG Common Stock on the date fixed for the determination of the shareholders of AIG entitled to receive such cash dividend (an "Extraordinary Cash Dividend"), or (iii) on AIG Common Stock of evidences of indebtedness or assets (including securities, but excluding any dividend or distribution covered by clause (i) or any AIG Spin-Off described under "-- Dissolution of AIG; Mergers, Consolidations or Sales of Assets; Spin-Offs" below) (an "Extraordinary Distribution"), any Closing Price of AIG Common Stock used to calculate the Exchange Amount, the Redemption Amount or the Maturity Amount on any Trading Day that follows the date (the "AIG Record Date") fixed for the determination of the shareholders of AIG entitled to receive such dividend or other distribution shall be increased by multiplying such Closing Price by a fraction of which the numerator shall be the number of shares of AIG Common Stock outstanding on the AIG Record Date plus the number of shares constituting such distribution or, in the case of any Extraordinary Cash Dividend or an Extraordinary Distribution, plus the number of shares of AIG Common Stock that could be purchased with the amount of such Extraordinary Cash Dividend or the fair market value (as determined by the Calculation Agent whose determination shall be conclusive and binding) of the evidences of indebtedness or assets constituting such Extraordinary Distribution at the Closing Price on the Trading Day immediately subsequent to such AIG Record Date, and the denominator shall be the number of shares of AIG Common Stock outstanding on the AIG Record Date.

SUBDIVISIONS AND COMBINATIONS OF AIG COMMON STOCK

     In the event that the outstanding shares of AIG Common Stock are subdivided into a greater number of shares, the Closing Price of AIG Common Stock used to calculate the Exchange Amount, the Redemption Amount or the Maturity Amount on any Trading Day that follows the date on which such subdivision becomes effective will be proportionately increased, and, conversely, in the event that the outstanding shares of AIG Common Stock are combined into a smaller number of shares, such Closing Price of AIG Common Stock will be proportionately reduced.

RECLASSIFICATIONS OF AIG COMMON STOCK

     In the event that AIG Common Stock is changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification or otherwise (except to the extent otherwise provided under "-- AIG Common Stock Dividends and Extraordinary Dividends and Distributions" and "-- Subdivisions and Combinations of AIG Common Stock" above or pursuant to a Reorganization Event described under "-- Dissolution of AIG; Mergers, Consolidations or Sales of Assets; Spin-offs" below), the Exchange Amount, Redemption Amount or Maturity Amount will be calculated by using the aggregate

Closing Prices of the shares of stock into which a share of AIG Common Stock was changed on any Trading Day that follows the effectiveness of such change.

     As a result of the foregoing provisions, in the case of a reorganization or reclassification of AIG Common Stock, the Closing Prices of one or more securities in addition to or in substitution for AIG Common Stock may be used to calculate the Exchange Amount, Redemption Amount or Maturity Amount. For example, if AIG Common Stock was reclassified into one share of AIG Class A Common Stock and one share of AIG Class B Common Stock, the Exchange Amount, Redemption Amount or Maturity Amount would be calculated by reference to the Closing Prices of AIG Class A Common Stock and AIG Class B Common Stock.

DISSOLUTION OF AIG; MERGERS, CONSOLIDATIONS OR SALES OF ASSETS; SPIN-OFFS.

     In the event of any (i) consolidation or merger of AIG with or into another entity (other than a consolidation or merger that does not result in a reclassification, conversion, exchange or cancellation of outstanding AIG Common Stock), (ii) sale, transfer, lease or conveyance of all or substantially all of the assets of AIG, (iii) liquidation, dissolution or winding up of AIG, or (iv) any declaration of a distribution on AIG Common Stock of the common stock of any subsidiary of AIG (an "AIG Spin-Off ") (any of the events described in (i), (ii), (iii) or (iv), a "Reorganization Event"), for purposes of determining the Maturity Amount, Redemption Amount or Exchange Amount, the Closing Price of AIG Common Stock on any Trading Day subsequent to, in the case of a Reorganization Event other than an AIG Spin-Off, the effective time of such Reorganization Event or, in the case of a AIG Spin-Off, the record date fixed for the determination of the shareholders of AIG entitled to receive the securities distributed in such AIG Spin-Off (the "Spin-Off Record Date") will be deemed to be the amount equal to (1) the value of the cash and other property (including securities) received by a holder of a share of AIG Common Stock (assuming such holder of AIG Common Stock failed to exercise any rights of election and received per share the kind and amount received by a plurality of non-electing shares) in any such Reorganization Event (plus, in the case of an AIG Spin-Off, the value of a share of AIG Common Stock), and (2) to the extent that such holder obtains securities in any Reorganization Event, the value of the cash and other property received by the holder of such securities in any subsequent Reorganization Event. For purposes of determining any such Closing Prices, the value of (i) any cash and other property (other than securities) received in any such Reorganization Event will be an amount equal to the value of such cash and other property at the effective time of such Reorganization Event (as determined by the Calculation Agent whose determination shall be conclusive and binding), and (ii) any property consisting of securities received in any such Reorganization Event will be an amount equal to the Closing Prices of such securities on any Trading Day following, in the case of a Reorganization Event other than an AIG Spin-Off, the effective time of such Reorganization Event or, in the case of an AIG Spin-Off, the Spin-Off Record Date.

     As a result of the foregoing provisions, in the case of certain Reorganization Events, the Closing Prices of the securities of a successor entity to AIG or the Closing Prices of the securities of another issuer, including, for example, in the case of an AIG Spin-Off, the Closing Prices of the distributed security, may determine the Exchange Amount, Redemption Amount or the Maturity Amount. For example, in the case of a stock for stock merger in which AIG does not survive, the Maturity Amount payable on the Maturity Date or the Delisting Date, the Redemption Amount payable on the Redemption Date or the Exchange Amount would be calculated by reference to the Closing Price of a successor entity to AIG on the relevant Trading Days.

     If any action would require adjustment of the Closing Price pursuant to more than one of the foregoing provisions an adjustment shall be made that would replicate the net aggregate economic effect of such action. No adjustment in the Closing Price shall be required unless such adjustment would require an increase or decrease of at least 1% of the Closing Price, but any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment.

     The Calculation Agent will promptly notify each holder through the facilities of the Depositary of any event requiring an adjustment and of the method of calculation to be used to make any dilution adjustment as described above.

HISTORICAL INFORMATION

     AIG Common Stock is traded on the NYSE under the symbol "AIG". The following table sets forth the quarterly high and low closing prices for AIG Common Stock for the four calendar quarters in 1993 through 1996 and for the first and second quarters of 1997, for the third quarter of 1997 through July 30, 1997 and the closing price at July 31, 1997, adjusted for stock dividends and stock splits, all as reported by the NYSE. The historical prices of AIG Common Stock should not be taken as an indication of future performance. No assurance can be given that the prices of AIG Common Stock will remain at a level which will result in the Exchange Amount, the Redemption Amount or the Maturity Amount exceeding the Principal Amount. See "Risk Factors -- Payment upon Exchange".

                                                                       HIGH       LOW
                                                                      ------     -----
                                                                       ($)        ($)
        1993
          First Quarter.............................................   37.83     33.33
          Second Quarter............................................   39.11     35.19
          Third Quarter.............................................   44.44     38.00
          Fourth Quarter............................................   43.50     37.17
        1994
          First Quarter.............................................   41.17     36.67
          Second Quarter............................................   42.89     37.33
          Third Quarter.............................................   42.61     39.17
          Fourth Quarter............................................   44.33     38.94
        1995
          First Quarter.............................................   47.83     43.11
          Second Quarter............................................   52.83     45.94
          Third Quarter.............................................   57.67     47.78
          Fourth Quarter............................................   63.25     55.08
        1996
          First Quarter.............................................   68.50     59.58
          Second Quarter............................................   65.75     58.75
          Third Quarter.............................................   67.25     60.08
          Fourth Quarter............................................   76.75     67.67
        1997
          First Quarter.............................................   85.33     71.67
          Second Quarter............................................  100.17     76.00
          Third Quarter (through July 30)...........................  106.00     98.83

             Closing price on July 31, 1997:  $106.50

     Historically, AIG has paid quarterly cash dividends on AIG Common Stock. AIG makes no representation as to the amount of dividends, if any, that AIG may pay in the future. In any event, holders of the Notes will not be entitled to receive any dividends that may be payable by AIG with respect to AIG Common Stock.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The discussion below supplements, and to the extent inconsistent therewith, replaces the discussion under "United States Taxation" in the Prospectus Supplement dated June 11, 1996 (the "Prospectus Supplement").

     Although the amounts to be received under the Notes are contingent upon the value of AIG Common Stock, the Notes will not be subject to the general rules governing contingent payment obligations because such rules do not apply to debt instruments (such as the Notes) that provide for an option to convert the debt instrument into cash in an amount equal to the approximate value of the stock of the issuer. Therefore, a United States Holder (as defined in the Prospectus Supplement) should include interest payments in income at the time it is received or accrued, depending upon the holder's method of accounting for tax purposes, and any amounts received upon the sale or retirement of the Notes should be treated in the manner described in the Prospectus Supplement under "Purchase, Sale, and Retirement of the Series E Notes", except that under the pending Taxpayer Relief Act of 1997 (which may or may not be enacted or which may be modified prior to enactment), a sale or retirement by certain United States Holders of a Note held for more than eighteen months may be subject to a lower rate of tax than a Note held for eighteen months or less. United States Holders and United States Alien Holders (as defined in the Prospectus Supplement) should refer to the Prospectus Supplement for additional United States federal income tax consequences of ownership of the Notes.

                              PLAN OF DISTRIBUTION

     Under the terms and subject to the conditions contained in the Terms Agreement, dated July 31, 1997, AIG has agreed to sell, and UBS Securities LLC (the "Underwriter") has agreed to purchase, the Notes. In the Terms Agreement, the Underwriter has agreed, subject to the terms and conditions set forth therein, to purchase all the Notes offered hereby if any Notes are purchased. AIG has granted to the Underwriter an option, exercisable within 30 days after the date of this Pricing Supplement, to purchase up to $15,000,000 additional Principal Amount of Notes at the public offering price less the underwriting discounts and commissions, all as set forth on the cover page of this Pricing Supplement. Such option may be exercised only to cover over-allotments in the sale of the Notes.

     The Terms Agreement provides that AIG will indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriter may be required to make in respect thereof.

     The Underwriter and its affiliates may be customers of, engage in transactions with, and perform services for, AIG and its subsidiaries in the ordinary course of business.

     The Notes are a new issue of securities with no established trading market. AIG has been advised by the Underwriter that it intends to act as a market maker for the Notes. However, the Underwriter is not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes. The Notes will not be listed on any stock exchange.

     In connection with the offering, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes or AIG Common Stock. Specifically, the Underwriter may overallot the offering, creating a short position. In addition, the Underwriter may bid for, and purchase, the Notes or AIG Common Stock in the open market to cover short positions or to stabilize the price of the Notes or AIG Common Stock. Any of these activities may stabilize or maintain the market price of the Notes or AIG Common Stock above prices that may otherwise prevail in the market. The Underwriter is not required to engage in these activities, and may end any such activities at any time.

     AIG has entered into hedging arrangements with UBS in connection with AIG's obligations under the Notes. In connection therewith, the Underwriter on behalf of UBS has purchased shares of AIG Common Stock and may purchase or enter into transactions with respect to AIG Common Stock or other securities of AIG or listed or over-the-counter options on AIG Common Stock, in secondary market transactions at or before the time of the pricing of the Notes, and is likely to sell shares of AIG Common Stock or such other securities or options or liquidate any related hedge positions at or about the time the Closing Price is determined for purposes of calculating the Exchange Amount, Redemption Amount or Maturity Amount. UBS, directly or through its affiliates, is likely to modify its hedge position throughout the life of the Notes by purchasing and selling shares of AIG Common Stock or such other securities or options. The effect, if any, of such arrangements and activities on the market price of AIG Common Stock or the Notes will depend in part upon market conditions and cannot be ascertained at this time, but any of these activities could affect the value of AIG Common Stock and could affect the value of the Notes, the Exchange Amount payable on the Exchange Payment Date, the Maturity Amount payable on the Delisting Date or the Maturity Date and/or the Redemption Amount payable on the Redemption Date.

     The Underwriter and its affiliates may engage in trading in AIG Common Stock for their proprietary accounts, for other accounts under their management and to facilitate transactions (including block transactions) on behalf of customers. The Underwriter and its affiliates may also issue or underwrite other securities or financial instruments with returns indexed to changes in the value of AIG Common Stock. Such trading, issuance or underwriting could affect the value of the Notes.

     Amounts payable by AIG as underwriting discounts and commissions and in connection with the foregoing hedging arrangements are comparable to what AIG would pay were it to pay underwriting discounts and commissions, and to enter into hedging arrangements, with separate, independent third parties.

                         RELATIONSHIP WITH UNDERWRITER

     In the ordinary course of its business, UBS Securities LLC and its affiliates have engaged, and may in the future engage, in investment banking and commercial banking transactions with AIG and its subsidiaries and provide other financial services to AIG and its subsidiaries.

                                                                      APPENDIX I

                                EXCHANGE NOTICE

     The undersigned holder of 2 1/4% Cash Exchangeable Equity-Linked Notes due July 30, 2004 of American International Group, Inc. (CUSIP Number 02687QAH1) (the "Notes") hereby gives notice to UBS Securities LLC, as Calculation Agent, of such holder's intention to exchange the Principal Amount of Notes (or portion thereof) set forth below for the cash Exchange Amount thereof.

     This Exchange Notice is given subject to the provisions of the Pricing Supplement dated July 31, 1997. Once given, this Exchange Notice may not be withdrawn or revoked without the consent of the Calculation Agent.

Name of Holder (must be a DTC participant):
----------------------------------------------------------------

Principal Amount to be Exchanged:
---------------------------------------------------------------------------

Date of Exchange Notice:
--------------------------------------------------------------------------------

                                          By:
                                          --------------------------------------
                                            Authorized Signature

     All Exchange Notices shall be given as follows:

          By hand: c/o UBS Securities LLC
               299 Park Avenue
               New York, New York
               Attention: Gale Herzing
                        Doreen Marino-Pelkonen

          or by facsimile at: (212) 223-2815
                    Attention: Gale Herzing
                        Doreen Marino-Pelkonen